Exhibit 99.3

Hydrogenics Corporation

Second Quarter 2010 Interim Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation

Hydrogenics Corporation

Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	June 30 2010	December 31 2009

Assets

Current assets
Cash and cash equivalents	$8,848	$9,159
Restricted cash	1,289	1,603
Accounts receivable	2,888	3,685
Grants receivable	1,113	490
Inventories (note 5)	8,614	11,746
Prepaid expenses	1,141	1,270
	23,893	27,953

Restricted cash	206	240
Property, plant and equipment	2,437	3,169
Goodwill	4,663	5,446
	$31,199	$36,808

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$11,121	$14,782
Unearned revenue	3,482	4,546
	14,603	19,328

Shareholders’ Equity
Common shares and warrants (note 7)	312,401	307,038
Contributed surplus	16,894	16,713
Deficit	(305,382)	(300,795)
Accumulated other comprehensive loss	(7,317)	(5,476)
Total deficit and accumulated other comprehensive loss	(312,699)	(306,271)
	16,596	17,480
	$31,199	$36,808

Going concern (note 1)

Contingencies (note 10)

Douglas Alexander	Norman Seagram
Chairman	Director

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Revenues	$2,809	$5,540	$9,535	$11,076

Cost of revenues	1,967	4,683	7,515	8,588
	842	857	2,020	2,488
Operating expenses
Selling, general and administrative	1,565	4,681	5,111	8,389
Research and product development (note 9)	524	1,686	1,432	3,368
Amortization of property, plant and equipment	163	160	369	451
	2,252	6,527	6,912	12,208
Loss from operations	(1,410)	(5,670)	(4,892)	(9,720)

Other income (expenses)
Gain on disposal of assets	21	—	21	—
Litigation settlements (note 11)	437	—	437	—
Provincial capital tax	(3)	(153)	(3)	(153)
Interest	3	34	36	83
Foreign currency gains	(56)	(221)	(183)	(217)
	402	(340)	308	(287)

Loss before income taxes	(1,008)	(6,010)	(4,584)	(10,007)
Current income taxes	3	—	3	—
Net loss for the period	$(1,011)	$(6,010)	$(4,587)	$(10,007)

Net loss per share
Basic and diluted (note 13)	$(0.24)	$(1.63)	$(1.10)	$(2.71)

Weighted average number of common shares outstanding	4,293,087	3,696,284	4,185,396	3,696,255

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Cash and cash equivalents provided by (used in) Operating activities
Net loss for the period	$(1,011)	$(6,010)	$(4,587)	$(10,007)
Items not affecting cash
Amortization of property, plant and equipment	223	160	489	451
Unrealized foreign exchange (gains) losses	(314)	71	(656)	323
Non-cash selling, general and administrative expenses (note 11)	—	—	763	—
Stock-based compensation expense	98	120	181	210
Net change in non-cash working capital	(1,763)	1,940	(1,361)	(1,725)
	(2,767)	(3,719)	(5,171)	(10,748)
Investing activities
Decrease (increase) in restricted cash	410	(157)	348	(361)
Purchase of property, plant and equipment	(37)	(107)	(88)	(143)
	373	(264)	260	(504)

Financing activities
Deferred research and development grants	—	(9)	—	70
Common shares issued, net of issuance costs	—	9	4,600	9
	—	—	4,600	79
Decrease in cash and cash equivalents during the period	(2,394)	(3,983)	(311)	(11,173)

Cash and cash equivalents – Beginning of period	11,242	14,411	9,159	21,601
Cash and cash equivalents – End of period	$8,848	$10,428	$8,848	$10,428

Supplemental disclosure
Interest paid	$—	$1	$1	$4
Income taxes (recovered)	7	—	16	(23)

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Interim Consolidated Statements of Shareholders’ Equity

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Common shares		Warrant A		Warrant B				Accumulated other comprehendsive	Total
	Number (note 8)	Amount	Number	Amount	Number	Amount	Contributed surplus	Deficit	income (loss)	shareholders’ equity
Balance at Dec. 31, 2008	3,696,227	$307,000	—	$—	—	$—	$16,300	$(291,420)	$(6,397)	$25,483
Net loss for the period	—	—	—	—	—	—	—	(10,007)	—	(10,007)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(102)	(102)
Comprehensive loss	—	—	—	—	—	—	—	—	—	(10,109)
Shares issued:
Issuance of common shares on exercise of stock options	1,400	9	—	—	—	—	—	—	—	9
Stock-based compensation expense	—	—		—		—	210	—	—	210
Balance at June 30, 2009	3,697,627	307,009	—	—	—	—	16,510	(301,427)	(6,499)	15,593
Net income for the period	—	—	—	—	—	—	—	632	—	632
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	1,023	1,023
Comprehensive income										1,655
Shares issued:
Issuance of common shares on exercise of stock options	4,360	29	—	—	—	—	—	—	—	29
Stock-based compensation expense	—	—	—	—	—	—	203	—	—	203
Balance at Dec. 31, 2009	3,701,987	307,038	—	—	—	—	16,713	(300,795)	(5,476)	17,480
Net loss for the period	—	—	—	—	—	—	—	(4,587)	—	(4,587)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(1,841)	(1,841)
Comprehensive loss										(6,428)
Shares issued:
Issuance of common shares and warrants (note 7)	700,000	3,704	239,356	778	260,646	881	—	—	—	5,363
Adjustment for partial shares on share consolidation	(15)	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	181	—	—	181
Balance at June 30. 2010 (note 8)	4,401,972	$310,742	239,356	$778	260,646	$881	$16,894	$(305,382)	$(7,317)	$16,596

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note  1.  Description of Business and Going Concern

Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM, technology.  While the accompanying interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast significant doubt on the Corporation’s ability to continue as a going concern. The events and conditions that cast significant doubt include the Corporation’s recurring operating losses and negative cash flows from operations and the risk of securing additional funding. The Corporation expects these conditions to continue in the near term.

The Corporation needs to increase its revenues to generate profits and related operating cash flows. During 2009, the Corporation experienced a decline in revenue due to variations in the timing of delivery combined with lower order intake due to the prevailing conditions in the Corporation’s markets and the current global economy.  There are various uncertainties affecting the Corporation’s revenues related to the current market environment including the level of sales orders, the length of sales cycles, the continuing development of products by the Corporation, the adoption of new technologies by customers, price competition, and continuation of government incentives for the Corporation’s customers and the ability of customers to finance purchases.

The Corporation also requires additional funding in the form of debt or equity in addition to the funding obtained during the six months ended June 30, 2010.  During the six months ended June 30, 2010, the Corporation completed an offering of common shares and warrants for gross cash proceeds of $5,000 before placement agent’s fees and other offering expenses.  While the Corporation is pursuing various sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

The material uncertainties referred to above relate to the Corporation’s ability to increase revenues and to raise additional funding to support operations.  Additionally, the pace of economic recovery could continue to have a negative impact on the Corporation’s business, results of operations and consolidated financial condition, or the Corporation’s ability to forecast results and cash flows, and it may cause a number of the risks the Corporation currently faces (such as the ability to increase revenue and to raise capital) to increase in likelihood, magnitude and duration.

The Corporation’s ability to continue as a going concern and manage the material uncertainties is dependent on the successful execution of its business plan, which involves: (i) securing additional financing to fund its operations; (ii) continued investment in research and development through advancing product designs for efficiency, durability, cost reduction and entry into complementary markets to improve overall gross margins; (iii) increasing market penetration and sales to improve operating cash flow; and (iv) actively managing its working capital to preserve cash resources.   At present, the success of these initiatives cannot be assured due to the material uncertainties described above.

These interim consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not appropriate for these interim consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and balance sheet classifications; such adjustments could be material.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 2. Basis of Preparation

The accompanying interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in US dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States.

The accompanying interim consolidated financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three and six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2010. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2009 annual report.

These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2009.

Note 3.  New Accounting Standards

The Corporation will be adopting the following changes to its accounting policies in the future.

(i)                                  Canadian standards

In January 2009, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582, “Business Combinations,” 1601 “Consolidated Financial Statements,” and 1602 “Non-controlling Interests.”  These sections replace the former Handbook Section 1581, “Business Combinations” and Handbook Section 1600, “Consolidated Financial Statements,” and establish a new section for accounting for a non-controlling interest in a subsidiary.  Handbook Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. The Corporation does not anticipate these standards will have any material impact on the Corporation’s results of operations and consolidated financial position.

The CICA has announced that Canadian GAAP for publicly accountable enterprises will be replaced with IFRS over a transition period expected to end in 2011. The Corporation will begin reporting its consolidated financial statements in accordance with IFRS on January 1, 2011.

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (ii) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (iv) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Corporation is currently

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of their adoption.

(ii)                              US standards

The following changes will only apply to the US GAAP reconciliation contained in the annual consolidated financial statements.

In October 2009, the Financial Accounting Standards Board (“FASB”) issued amendments to ASC 605, Revenue Recognition (“ASU 2009-13”) and amendments to ASC 985, Software (“ASU 2009-14). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Corporation is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

Note 4. Business Streamlining Initiatives

On January 5, 2009 and December 10, 2009, the Corporation reduced its headcount and implemented additional cost saving measures in order to maximize the Corporation’s cash resources and streamline operations. During the twelve months ended December 31, 2009, the Corporation recorded charges of $582 and $409, respectively, for severance and related expenses, which are included in selling, general and administrative expenses. These amounts were charged to the Corporation’s business segments as follows: Corporate - $146; OnSite Generation - $99; and Power Systems - $746.

A summary of the movements in the liability are as follows:

	January 5, 2009	December 10, 2009	Total
December 31, 2008
Expense for the period	$582	$409	$991
Cash payments	(582)	(33)	(615)
December 31, 2009	—	376	376
Cash payments	—	(363)	(363)
June 30, 2010	$—	$13	$13

The remaining accruals relating to the business streamlining initiatives will be paid by December 31, 2010.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 5. Inventories

	June 30, 2010	December 31, 2009
Raw materials	$2,164	$3,239
Work-in-progress	5,454	5,336
Finished goods	996	3,171
	$8,614	$11,746

During the three and six months ended June 30, 2010, the Corporation recorded provisions of $76 and $201, respectively (three and six months ended June 30, 2009 - $12 and $43) and reversed previously accrued provisions totalling $nil and $174 (three and six months ended June 30, 2009 - $nil and $nil).  The reversal of previously accrued provisions is attributed to the utilization of inventory parts in sub-assemblies previously reserved due to potential quality issues.  During the three and six months ended June 30, 2010, approximately $942 and $5,515, respectively, of inventory was expensed in cost of sales (June 30, 2009 - $3,027 and $6,252, respectively).

Note 6. Warranties

Product warranty liabilities are included in accounts payable and accrued liabilities on the interim consolidated balance sheets. Changes in the Corporation’s aggregate product warranty liabilities for the six months ended June 30, 2010 and 2009 are as follows:

	June 30 2010	June 30 2009
Balance, December 31, 2009 and 2008	$3,185	$3,717
Accruals for warranties during the period	739	815
Settlements made during the period	(649)	(795)
Reversal of warranty accruals during the period	(422)	(138)
Balance, June 30, 2010 and 2009	$2,853	$3,599

Note 7. Share Capital

On February 8, 2010, the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the NASDAQ Global Market. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The Corporation has amended the disclosures in the interim consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2008.

On January 14, 2010, the Corporation issued units in a registered direct offering (the “Offering”) with two institutional investors, resulting in gross proceeds of $5,000 before placement agent’s fees and other offering expenses. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”) dated as of January 11, 2010 between the Corporation, Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”). Under the terms of the Offering, the Corporation sold 12,500,000 units for $0.40 per unit (500,000 and $10.00, respectively, on a post-consolidated basis). The units consisted of 12,500,000 shares (500,000 on a post-consolidated basis) of the Corporation and warrants for the purchase of one common share for each common share purchased; 5,983,886 (239,356 on a post-consolidated basis) of these warrants (the “Series A warrants”) are exercisable at any time until January 14, 2015, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis).

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The remaining 6,516,114 warrants (260,646 on a post-consolidated basis) (the “Series B warrants”) are exercisable for a period of five years beginning July 15, 2010, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). Under the terms of the Offering, each of Alpha and Iroquois paid $2,500 for 6,250,000 common shares, 2,992,200 Series A warrants and 3,250,075 Series B warrants (250,000 common shares, 119,688 series A warrants and 130,323 series B warrants on a post- consolidated basis) of the Corporation.  The exercise price of the Series A and B warrants is reduced if the Corporation completes a share offering whereby the price per common share of such an offering is lower than $13.00 per common share (post-consolidation).  The exercise price of the Series A and B warrants would be reduced to the price per common share obtained from such a common share offering.

The warrants can be settled in cash at the option of the holder in the case of certain defined transactions (“Fundamental Transactions”) such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transactions. The Corporation has included the warrants within share capital because, as at the date of the Offering, it was not probable that a Fundamental Transaction would occur.  The fair value of the common shares and the warrants have therefore been calculated on a relative fair value basis.

The warrants have been valued using the following assumptions:

Corporation’s share price at the date of the registered direct offering	$9.50
Exercise price	$13.00
Risk-free interest rate (%)	3.63%
Expected volatility (%)	66%
Expected life (in years)	5 years
Expected dividends	Nil

On May 21, 2010, the Corporation issued 100,000 common shares on a private placement basis in the Unites States to each of Alpha and Iroquois in settlement of the previously disclosed litigation and dispute regarding the Corporation’s share consolidation, which was announced on February 8, 2010.The value of the shares issued was $763.

Note 8. Stock-based Compensation

During the six months ended June 30, 2010, 73,332 (June 30, 2009 - 77,144) stock options with a weighted average fair value of $2.97 at the date of grant (June 30, 2009 - $7.75) were issued to employees.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2010	June 30, 2009
Risk-free interest rate (%)	2.58%	2.93%
Expected volatility (%)	83%	66%
Expected life (in years)	4	4
Expected dividends	$ nil	$ nil

Stock-based compensation expense of $98 and $181 for the three and six months ended June 30, 2010, respectively, is included in selling, general and administrative expenses (June 30, 2009 - $120 and $210, respectively).

In 2004, the Corporation created a deferred share unit plan (“DSU Plan”) for directors. During the six

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

months ended June 30, 2010, 24,961 (June 30, 2009 — 8,723) DSUs were issued with immediate vesting on the date of issuance. As at June 30, 2010, 61,686 (June 30, 2009 — 38,727) DSUs were outstanding under the DSU plan. The Corporation recognized a compensation expense of $63 and $(83) for the three and six months ended June 30, 2010 (June 30, 2009 — $119 and $205). The liability amount of $248 ($389 - December 31, 2009) is included in accounts payable and accrued liabilities.

In 2008, the Corporation created a restricted share unit plan (“RSU Plan”) for senior executives. During the six months ended June 30, 2010, 179,033 (June 30, 2009 — 36,820) RSUs were awarded under the terms of the RSU plan, with vesting occurring on December 31 of the third year following the date of grant.  As at June 30, 2010, 267,354 (June 30, 2009 — 88,320) RSUs were outstanding under the RSU plan.  The Corporation recognized a compensation expense of $20 and $(104) for the three and six months ended June 30, 2010 (June 30, 2009 — $103 and $147). The liability amount of $199 ($303 - December 31, 2009) is included within accounts payable and accrued liabilities.

Note 9. Research and Product Development

Research and product development expenses are recorded net of third party program funding received or receivable. For the three and six months ended June 30, 2010, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended June 30
	2010	2009
Research and product development expenses	$1,192	$1,799
Research and product development funding	(668)	(113)
Net research and product development expenses	$524	$1,686

	Six months ended June 30
	2010	2009
Research and product development expenses	$2,437	$3,713
Research and product development funding	(1,005)	(345)
Net research and product development expenses	$1,432	$3,368

Note 10. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.  These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in these interim consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

amount it could be required to pay to counterparties. No amount has been recorded in these interim consolidated financial statements with respect to these indemnification agreements.

In 1998, Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of the Ministry of Industry of the Canadian government to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of $5,557 in funding from TPC.  Pursuant to an amendment to the TPC agreement, Stuart Energy received an additional $1,335 of funding.  Stuart Energy undertook to repay $16,466 (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of revenues of Stuart Energy reaching a minimum of CA$90,000 or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy is required to commence payments to TPC at 0.53% of its annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. To date, the Corporation has recognized $56,361 (2009 - $51,325) in revenues and recorded a repayable amount of $299 (December 31, 2009 - $272).

Note 11. — Litigation Settlements

On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation (“APC”) regarding the Corporation’s previously announced litigation in connection with the Supply Agreement entitled “Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947.” Under terms of the settlement, APC paid the Corporation $1,200 and both parties have terminated all pending claims with regard to this matter.

On January 14, 2010, the Corporation issued units in a registered direct offering (the “Offering”) with two institutional investors, Alpha and Iroquois (note 7).  On February 23, 2010, Alpha filed suit against the Corporation and two of its officers in the Supreme Court of the State of New York (County of New York) regarding the Corporation’s share consolidation, which was announced on February 8, 2010. In its complaint, Alpha alleged the Corporation’s share consolidation triggered a put right pursuant to the terms of the warrants and gave rise to breach of contract, negligent misrepresentation and fraud claims. Alpha sought damages of at least $2,000 plus interest, costs and fees with respect to the alleged put right and damages of at least $1,375 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. The Corporation received a letter from Iroquois making similar allegations.  The Corporation settled these claim on May 21, 2010 by issuing 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States. Under the terms of each settlement agreement, the Corporation filed with the Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 100,000 common shares issued to each of Alpha and Iroquois. During the three months ended March 31, 2010, the Corporation accrued a $1,000 non-cash charge in selling, general and administrative expenses reflecting the Corporation’s best estimate at the time of the costs to settle this matter. The value of the shares issued to settle this matter was $763, net of issuance costs of $95.

Note 12. - Lines of Credit

At June 30, 2010, the Corporation had operating lines of credit negotiated up to 3,500 euros, or the US equivalent of $4,285 (December 31, 2009 - $5,005).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (“the Borrower”), a wholly owned Belgian-based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 2,000 euros, along with a maximum of 1,500 euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45%

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

per annum and is secured by a 1,000 euro first secured charge covering all assets of the Borrower. The credit facility may be increased to 1,500 euros in certain circumstances, and contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25% and to ensure that its intercompany accounts with the Corporation do not fall below a defined level. As at June 30, 2010, the Corporation was in compliance with these covenants.

The amount of the available line of credit is reduced by $1,170, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the Belgian financial institution. As at June 30, 2010, the Corporation did not have any availability under this line of credit as the Corporation did not submit any sales contracts for approval.

As at June 30, 2010 and 2009, the Corporation had no indebtedness on its lines of credit.

Note 13. Net Loss Per Share

For the three and six months ended June 30, 2010, the weighted average number of common shares outstanding was 4,293,087 and 4,185,396. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Note 14. Guarantees

As at June 30, 2010, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $2,303 (December 31, 2009 - $3,173), with expiry dates extending to October 2011. The Corporation has restricted cash totalling $1,495 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letters of credit or letters of guarantee in the event the instruments are drawn on.

Note 15.  Segmented Financial Information

The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems.  Where applicable, corporate and other activities are reported separately as Corporate & Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products.  Test Systems included the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Financial information by reportable segment for the three and six months ended June 30, 2010 and 2009 is as follows:

	Three months ended June 30, 2010
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$1,023	$1,786	$—	$—	$2,809
Amortization of property, plant and equipment	—	—	—	163	163
Interest income	—	—	—	3	3
Interest expense	—	—	—	—	—
Income tax expense	—	—	—	3	3
Segment income (loss) (i)	(719)	(395)	—	103	(1,011)

	Six months ended June 30, 2010
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$6,908	$2,627	$—	$—	$9,535
Amortization of property, plant and equipment	—	—	—	369	369
Interest income	—	—	—	37	37
Interest expense	—	—	—	(1)	(1)
Income tax expense	—	—	—	3	3
Segment loss (i)	(381)	(1,917)	—	(2,289)	(4,587)

	Three months ended June 30, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$3,849	$1,691	$—	$—	$5,540
Amortization of property, plant and equipment	—	—	—	160	160
Interest income	—	—	—	35	35
Interest expense	—	—	—	(1)	(1)
Income tax expense	—	—	—	—	—
Segment loss (i)	(478)	(2,025)	(147)	(3,360)	(6,010)

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Six months ended June 30, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$7,633	$3,443	$—	$—	$11,076
Amortization of property, plant and equipment	—	—	—	451	451
Interest income	—	—	—	87	87
Interest expense	—	—	—	(4)	(4)
Income tax expense	—	—	—	—	—
Segment loss (i)	(420)	(4,470)	(224)	(4,893)	(10,007)

(i)

Segment income (loss) includes directly attributable selling, general and administrative costs, research and product development costs net of associated grants and amortization of property, plant and equipment and intangible assets.

The accounting policies for intersegment transactions are the same as those described in note 2.

Goodwill relating to the Corporation’s OnSite Generation segment as at June 30, 2010 was $4,663 (December 31, 2009 - $5,446). The Corporation currently does not allocate its remaining assets among reportable segments.

A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.

Revenues are segmented by geography, as follows:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
France	$456	$126	$502	$125
Turkey	436	1,639	436	1,875
Spain	371	654	371	770
United States	277	1,069	1,089	1,334
Saudi Arabia	253	—	2,294	—
India	184	—	468	—
Canada	175	116	385	1,219
Germany	164	19	164	1,551
Sweden	116	82	134	86
Belgium	106	—	170	24
United Kingdom	93	64	139	64
Russian Federation	21	—	51	670
Austria	15	1,110	15	1,110
China	14	10	332	15
Columbia	—	—	2,308	—
Ukraine	—	377	—	377
Rest of world	128	274	677	1,856
	$2,809	$5,540	$9,535	$11,076